UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Bruce Rodgers
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Bruce Rodgers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,150,000

	8	SHARED VOTING POWER
178,128

	9	SOLE DISPOSITIVE POWER
1,150,000

	10	SHARED DISPOSITIVE POWER
178,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,328,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.72%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes the Amendment No. 2 to Schedule 13D filed by the undersigned (the “Amendment”).

Item 1.  Security and Issuer.

This Amendment relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Amendment is being filed to report a change in the ownership percentage of Mr. Rodgers as a result of (i) the grant by the Issuer to Mr. Rodgers of 650,000 restricted Shares on April 20, 2023 pursuant to the LM Funding America, Inc. 2021 Omnibus Incentive Plan (the “Plan”), and (ii) the accelerated vesting on June 30, 2023, of certain options granted to Mr. Rodgers on April 20, 2023 under the Plan, both as described in more detail below.  Such grants and the terms of the options were previously disclosed and described by the Issuer on a Form 8-K filed by the Issuer on April 26, 2023 (as amended on May 15, 2023) and a Form 4 filed by Mr. Rodgers on April 24, 2023.

On April 20, 2023 (the “Grant Date”), the Issuer granted to Mr. Rodgers 650,000 restricted Shares that are subject to vesting.  On the same date, the Issuer granted Mr. Rodgers options to purchase 1,000,000 Shares under the Plan pursuant to a Stock Option Award Agreement (the “Options”). Pursuant to the Stock Option Award Agreement, the Options vest as to 50% of the total amount of the award on the one-year anniversary of the Grant Date and 50% of the total amount of the award on the two-year anniversary of the Grant Date (subject to accelerated vesting upon a change of control of the Issuer or upon a termination of Mr. Rodger’s employment with the Issuer “without cause” or “for good reason” within the meaning of Mr. Rodger’s employment agreement), provided that Mr. Rodgers is in continuous employment or service to the Issuer through the applicable vesting date. The Options are subject to accelerated vesting as follows: (a) 50% of the portion of the Options that are scheduled to vest during the first year after the Grant Date were scheduled to vest as of June 30, 2023, if the Issuer’s bitcoin mining operations achieved 500 petahash of computing power as of June 30, 2023, and (b) 50% of the portion of the Options that are scheduled to vest during the second year after the Grant Date will vest as of June 30, 2024, if the Issuer’s bitcoin mining operations achieve 1,000 petahash of computing power as of June 30, 2024.  As a result of the Issuer’s bitcoin mining operations achieving 500 petahash of computer power as of June 30, 2023, as of June 30, 2023, Mr. Rodgers had the right to acquire within 60 days an additional 500,000 Shares of the Issuer.

Item 2.  Identity and Background.

(a) This statement is filed by Bruce Rodgers.

(b) The principal business address of Mr. Rodgers is 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

(c) The principal business of Mr. Rodgers is serving as the Chairman, Chief Executive Officer, and President of the Issuer.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby being amended to add the following information:
On April 20, 2023, the Issuer granted to Mr. Rodgers an aggregate of 650,000 Shares of restricted common stock under the Plan and pursuant to a Restricted Stock Award Agreement.  Such Shares vest in twelve substantially equal installments on each monthly anniversary of the Grant Date for twelve months following the Grant Date (subject to accelerated vesting upon a change of control of the Issuer), provided that Mr. Rodgers is in continuous employment or service to the Issuer through the applicable vesting date.
Also on April 20, 2023, the Issuer granted to Mr. Rodgers Options to purchase 1,000,000 Shares of the Issuer under the Plan and pursuant to a Stock Option Award Agreement. The Options have an exercise price of $0.751 per share and vest as set forth in Item 1 above. The Options will expire 10 years from the date of grant and otherwise generally terminate early within 90 days after a termination of employment (or 12 months due to death or disability).

The foregoing description of the Restricted Stock Award Agreement and Stock Option Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restricted Stock Award Agreement and Stock Option Award Agreement, a copy of which is filed hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.
Item 4.  Purpose of Transaction.

Reference is made to Item 1 and Item 3, which are hereby incorporated by reference.

All of the shares of Issuer Common Stock were acquired for investment purposes.  Mr. Rodgers intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Rodgers may, from time to time, acquire additional Shares or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such Shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and Mr. Rodgers’ personal financial condition. Pursuant to Mr. Rodgers’ continued service as Chairman, President and Chief Executive Officer of the Issuer, Mr. Rodgers may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As Chief Executive Officer of the Issuer, Mr. Rodgers is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Rodgers also participates, as the Chairman of the Board of Directors of the Issuer, in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Rodgers has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Rodgers reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.
Item 5.  Interest in Securities of the Issuer.

(a)-(b)
As of the date of this Amendment, Mr. Rodgers is deemed to beneficially own 1,262,788 Shares, which represents approximately 8.72% of the outstanding Shares based on 14,651,883 Shares outstanding, which is the total number of Shares outstanding as of the date of the filing of this Amendment. Mr. Rodgers has the sole power to vote and dispose of 1,150,000 Shares, which is comprised of (i) the 650,000 restricted Shares granted to Mr. Rodgers by the Issuer on April 20, 2023, and (ii) the 500,000 Shares issuable upon the exercise of the Options as of June 30, 2023. Mr. Rodgers has shared voting and dispositive power over 178,128 Shares, which includes (i) 84,661 Shares issuable upon the exercise of stock options held by Ms. Carollinn Gould, the spouse of Mr. Rodgers, that are currently exercisable or exercisable within 60 days of the date of this Amendment, (ii) 92,486 Shares beneficially owned by CGR63, LLC, which is owned by the Bruce M. Rodgers Revocable Trust and Carol Linn Gould Revocable Trust, (iii) 823 Shares beneficially owned by BRR Holding, LLC, an entity over which Mr. Rodgers and his spouse share voting and dispositive control, (iv) 118 Shares beneficially owned by the Bruce M. Rodgers IRA, and (v) 40 Shares beneficially owned by the Carollinn Gould IRA. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Amendment, Mr. Rodgers has not effected any transaction with respect to the Shares in the past 60 days.

(d)
To the best knowledge of Mr. Rodgers, Mr. Rodgers does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Rodgers.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Rodgers and any other person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

1. Restricted Stock Award Agreement, dated April 20, 2023.
2. Form of Stock Option Award Agreement (2021 Omnibus Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 1, 2021)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

/s/ Bruce Rodgers
Bruce Rodgers